Exhibit 23.3

CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in this registration statement on Form S-3 of Natural Resource Partners L.P. of our report dated January 23, 2015, relating to our audit of the combined statement of revenues and direct operating expenses of properties acquired by Natural Resource Partners L.P. from Kaiser-Whiting, LLC under agreement dated October 5, 2014, for the year ended December 31, 2013, which is included in the Current Report on Form 8-K/A filed by Natural Resource Partners L.P. on January 26, 2015. We also consent to the reference of our firm under the caption "Experts" in such registration statement.

/s/ HoganTaylor LLP

Tulsa, Oklahoma

September 18, 2015